UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-19212

JEFFERSONVILLE BANCORP

(Exact name of registrant as specified in its charter)

4866 State Rte. 52

Jeffersonville, New York 12748

(845) 482-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.50 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Jeffersonville Bancorp is relying on Section 12(g)(4) of the Securities Exchange Act of 1934 to terminate its duty to file reports with respect to its Common Stock, $0.50 par value per share.

Approximate number of holders of record as of the certification or notice date: 737

Pursuant to the requirements of the Securities Exchange Act of 1934, Jeffersonville Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 14, 2012	By:	/s/ Wayne V. Zanetti
Wayne V. Zanetti President and Chief Executive Officer